Issuance of 1 year Medium Term Notes by Shinhan Bank

On November 14, 2005, Shinhan Bank, one of our major banking subsidiaries, decided to issue Fixed Rate Notes (the “Notes”) in the aggregate principal amount of USD 20,000,000. The Notes are scheduled to be issued on November 21, 2005. The following is a detailed summary of terms and conditions of the issuance of the Notes.

1.	Issuer: Shinhan Bank

2.	Dealer: ABN AMRO Bank N.V.

3.	Status: Senior, unsecured

4.	Principal Amount: USD 20,000,000

5.	Trade Date: November 14, 2005

6.	Issue Date: November 21, 2005

7.	Maturity Date: November 21, 2006

8.	Issue Price: 100.00%

9.	Coupon: 5.01%, Annual, 30/360 (unadjusted)

10.	Redemption Price: 100.00%